Mail Stop 0306


      February 4, 2005


Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, California 95035


Re:	Solectron Corporation
      	Amendment No. 1 to Registration Statement on Form S-4
      	   filed February 2, 2005
      	Registration No. 333-122032

      	Amendment No. 1 to Schedule TO-I
      	   filed February 2, 2005
      	Registration No. 5-41005

Dear Mr. Patel:

      We have monitored selected issues in your filings and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Risk Factors - Page 19

1. We note the language you have added to the introductory paragraphs of your "Risk Factors" section. Since presumably registrants can only describe material risks that are known to them, it is not clear why your disclosure is qualified by reference to additional risks which may not be presently known to you. Please revise.
Material U.S. Federal Income Tax Considerations - Page 73

2. We note that on page 74 you address the position the registrant intends to take with regard to how the exchange should be treated for federal income tax purposes. Expand to discuss counsel`s opinion on this issue or, if counsel is unable to opine, expand to so disclose, and state why no opinion can be rendered. Provide similar disclosure with regard to the other material federal income tax consequences discussed in this section.
Exhibit 5.1 - Legality Opinion

3. Given the limitations in the first sentence of the fourth paragraph, that the opinion is "as of this date," and at the beginning of the first sentence of the penultimate paragraph, that the "opinion letter is rendered as of the date first written above,"
please file a signed legal opinion dated as of the date you intend to
go effective.
*       *       *       *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 824-5354, Nicholas
Panos
at (202) 942-2948 or me at (202) 942-1880 with any questions regarding our comments on your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  Daniel J. Weiser, Esq.
	Alexander E. Kolar, Esq.
	Thomas J. Ivey, Esq.
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Kiran Patel
Solectron Corporation
February 4, 2005
Page 3